

June 25, 2024

Alexander Edgarov
Chief Executive Officer
InFinT Acquisition Corp
32 Broadway, Suite 401
New York, New York 10004

> **Re: InFinT Acquisition Corp**
> **Amendment No. 9 to Registration Statement on Form S-4**
> **Filed June 13, 2024**
> **File No. 333-267662**

Dear Alexander Edgarov:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 9 to Form S-4

Exhibits

1. We note that the legal opinion filed as Exhibit 5.1 is dated April 17, 2023. We further note that you have amended the governing documents of InFinT Acquisition Corporation multiple times since that date, and the certificate of good standing referenced in the opinion is April 5, 2023. Please file an updated legal opinion. In addition, please remove the assumptions in 2.12 and 2.14, as well as the assumption in 2.10 that the Registration Statement has been duly filed with the Commission. Refer to Staff Legal Bulletin 19 (October 14, 2011).

　　　　Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services